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Atlas Copco opens new techno center in France

Stockholm, Sweden, January 10, 2007: CP, a company within the Atlas Copco Group, has moved to a new techno center in Nantes, France, where it will focus on marketing, research and development of new tools for the manufacturing and vehicle service industries.

The brand new, hi-tech building has been built to respond to CP's dynamic growth. It is the headquarters of the CP Industrial and the CP Vehicle Service divisions and is also an application center where customized solutions are developed and research is carried out. The French customer center is also located on the premises. Together with state of the art communications, engineering and design equipment and capabilities, the surrounding transport network and easy access to the airport will contribute to serving and welcoming customers in a high energy and efficient environment.

"CP's new techno center is a milestone in the company's evolution. Its open design reflects our commitment to proactivity and innovation," says Fredrik Möller, Business Area President, Atlas Copco Industrial Technique. *"The hi-tech facilities will help us to develop products faster to meet customers' needs."*

The new techno center is part of both the CP Industrial and the CP Vehicle Service divisions within Atlas Copco's Industrial Technique business area. The techno center employs 221 people and its opening creates 6 new jobs.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600). Learn more on www.atlascopco.com.

CP Industrial is a division within Atlas Copco's Industrial Technique business area. It markets electric powered assembly tools and systems, as well as pneumatic tools, for assembly applications in the manufacturing, land transportation, air and spacecraft, light assembly, and general industries worldwide. The division is headquartered in Nantes, France. More information is available on www.cp.com.

CP Vehicle Service is a division within Atlas Copco's Industrial Technique business area. It markets power tools and solutions primarily to tire, engine repair, and body shops, as well as sophisticated wheel tightening solutions for the vehicle service aftermarket worldwide. The division is headquartered in Nantes, France. More information is available on www.cp.com.

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